726 Exchange Street, Suite 800 Buffalo, New York 14210 Phone 716.845.6000 Fax 716.845.6474 www.kavinokycook.com

July 22, 2021

By E-Mail

Ms. Anna Abramson

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

abramsonan@sec.gov

Re: Predictmedix Inc.

Registration Statement on Form 20FR12G Filed June 17, 2021

File No. 000-56295

Dear Ms. Abramson:

We represent Predictmedix Inc. (the "Company") We have your comment letter dated July 15, 2021.

Three of your comments require action by the Company's auditors. The Company has relayed the comments to them, however, the Company does not control the time frame in which they will respond. We are working on responses to the other comments. We think that the Company will need two weeks to prepare an Amendment to the 20-F filing and properly respond. We expect to respond during the week of August 2 if that is acceptable.

Thank you.

Very truly yours,

Jonathan H. Gardner

Cc: Rahul Kushwa

Rakesh Malhotra

Danielle Fahey